Exhibit 99.1

SMART Reports Annual and Fourth Quarter 2014 Financial Results

•	Annual Net Income—$27.3 million Adjusted (up 128%); $20.5 million GAAP

•	Annual Revenue—$558.4 million Adjusted (down 5%); $589.2 million GAAP

•	Annual Adjusted EBITDA of $74.5 million, up 53%

CALGARY, Alberta — May 15, 2014 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its fiscal year and fourth quarter ended March 31, 2014.

“SMART’s improved annual and fourth quarter results were driven by reduced costs and the introduction of new products, which accounted for over $200 million of sales in the year” said Neil Gaydon, President and CEO of SMART. “Looking ahead to our 2015 fiscal year, we still have significant work to do in executing our turnaround plan.”

Mr. Gaydon continued, “SMART is facing headwinds in the early stages of a transition from an interactive whiteboard Education company in decline, to a growing business with a broad product line and strong presence in both the Education and Enterprise markets. As a result, we expect our financial performance in fiscal 2015 to be below our fiscal 2014 performance, with Adjusted EBITDA for fiscal year 2015 between $40 million and $50 million, and Adjusted EBITDA for the first quarter of fiscal year 2015 between $7 million and $10 million. We will provide more details on today’s conference call. SMART is continuing to invest in new technologies and products that, over the next two or three years, will reinvent our company as a leading software and interactive flat panel provider. We remain confident in the achievement of our long-term strategic goals with continued focus on operational effectiveness, execution and innovation.”

GAAP Results
($ millions except per share amounts)	Three months ended March 31,		Fiscal Year ended March 31,
	2014	2013	2014	2013
Revenue	$124.2	$105.2	$589.2	$589.4
Net Income (Loss)	$(3.6)	$(18.7)	$20.5	$(54.5)
EPS (diluted)	$(0.03)	$(0.15)	$0.16	$(0.45)

Non-GAAP Results
($ millions except per share amounts)	Three months ended March 31,		Fiscal Year ended March 31,
	2014	2013	2014	2013
Adjusted Revenue	$108.7	$100.8	$558.4	$588.9
Adjusted EBITDA	$3.2	$(8.8)	$74.5	$48.8
Adjusted Net Income (Loss)	$(5.8)	$(12.9)	$27.3	$12.0
Adjusted EPS (diluted)	$(0.05)	$(0.10)	$0.22	$0.10

The following table reconciles fiscal 2014 financial results reported in accordance with generally accepted accounting principles (“GAAP”) to certain non-GAAP financial measures. We have provided this non-GAAP financial information to aid investors in better understanding the company’s true operational performance.

Fiscal Year Ended March 31, 2014
($ millions)	As Reported (GAAP)	Change in Deferred Revenue(1)	Other Adjustments(2)	Adjusted (Non- GAAP)
Revenue	$589.2	$(30.8)	$—	$558.4
Net Income (Loss)	$20.5	$(23.1)	$29.9	$27.3
EPS (diluted)	$0.16	$(0.18)	$0.24	$0.22

(1)	In September of 2013, SMART moved to an annual software licensing model, resulting in a change to the software revenue deferral period from seven years to one year. As a result, SMART is accelerating the amortization of deferred revenue over 18 months on a straight-line basis. This has a significant impact on SMART’s results for six consecutive quarters, from Q3 of fiscal 2014 through to March 31, 2015.
(2)	A full reconciliation of non-GAAP measures is available in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended March 31, 2014 and is summarized in the tables appended to this press release.

Adjusted Revenue for the fourth quarter of fiscal 2014 was $108.7 million, an increase of 8% compared to $100.8 million in the prior-year period. Adjusted Revenue for the quarter decreased in North America by 15%, and increased in EMEA by 48% and in Rest of World by 48% year over year. Growth in EMEA was driven largely by increased sales in our focus markets of Great Britain, Germany and the Nordic countries. Growth in Rest of World was driven largely by revenue from NextWindow. In terms of unit sales, 53,889 interactive displays were sold in the quarter, compared to 60,444 units sold in the prior-year period. Average adjusted selling price for the fourth quarter was $1,659, compared to $1,303 in the prior-year period. Adjusted Revenue for the fiscal year decreased in North America by 17% and in EMEA by 5%, and adjusted revenue increased in Rest of World by 80% year over year. The number of interactive displays sold in fiscal year 2014 was 290,047, compared to 338,934 units sold in the prior-year period. Average adjusted selling price for the year was $1,505, compared to $1,372 in the prior year.

Adjusted Gross Profit for the fourth quarter of fiscal 2014 was $38.0 million, compared to $41.1 million in the prior-year period. Adjusted Gross Margin for the fourth quarter was 35%, compared to 41% for the same period last year. The decline is largely due to a higher volume of lower-margin sales and very low margins in the NextWindow components business which the company is winding down. Adjusted Gross Profit for fiscal 2014 was $223.6 million, compared to $261.1 million in fiscal 2013. Adjusted Gross Margin for the fiscal year was 40%, compared to 44% for the prior fiscal year.

Cash operating expenses decreased by $13.1 million, or 26%, from $50.5 million in the fourth quarter of fiscal 2013 to $37.4 million in the fourth quarter of fiscal 2014. In fiscal 2014, cash operating expenses were $158.1 million, compared to $212.7 million in fiscal 2013, a 26% decrease. The cost savings primarily resulted from actions taken in conjunction with the restructuring that occurred in December of 2012. Cash operating expenses are comprised of selling, marketing and administrative and research and development expenses.

Adjusted EBITDA for the fourth quarter of fiscal 2014 was $3.2 million, representing an Adjusted EBITDA margin of 3%, compared to $(8.8) million the prior-year period. The improvement was largely due to reduced operating expense and new product introductions. Adjusted EBITDA for fiscal 2014 was $74.5 million, representing an Adjusted EBITDA margin of 13%, compared to $48.8 million or 8% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Adjusted Revenue.

Adjusted Net Loss was $5.8 million for the fourth quarter of fiscal 2014, compared to an Adjusted Net Loss of $12.9 million in the prior-year period. Adjusted diluted EPS was $(0.05) based on 127.2 million weighted-average shares outstanding, compared to $(0.10) based on 120.5 million weighted-average shares outstanding during the same period last year. The improvement in Adjusted Net Income during the quarter ended March 31, 2014 was driven by improved Adjusted EBITDA and partially offset by increased interest expense. Adjusted Net Income for fiscal 2014 was $27.3 million or $0.22 per diluted share compared to $12.0 million or $0.10 per diluted share for fiscal 2013.

As of March 31, 2014, SMART had cash and cash equivalents of $58.1 million and $114.3 million of debt outstanding excluding capital lease obligations, compared to cash equivalents of $141.4 million and $288.2 million of debt outstanding as of March 31, 2013. SMART’s capital lease obligation, related to the sale and lease-back of its head office building in May 2013, was $64.1 million at March 31, 2014.

Conference Call Information

SMART will host a conference call today, May 15, 2014, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID # 37083486. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through May 25, 2014, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 37083486.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to our turnaround plan, being in the early stages of a transition from an interactive whiteboard Education company in decline to a growing business with a broad product line and strong presence in both the Education and Enterprise market spaces, our investment in new technologies and products, the ability of these new technologies and products to reinvent SMART as a leading software and interactive flat panel provider, our ability to achieve our strategic goals, and our ability to continue to focus on operational effectiveness, execution and innovation.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form (AIF) and in our Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2014, both of which form part of our Annual Report on Form 40-F for the fiscal year ended March 31, 2014 and can be located on the SEDAR website at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

Previously we provided Adjusted EBITDA and Adjusted Net income as non-GAAP financial measures to aid investors in better understanding the Company’s performance. Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in the Critical Accounting Policies and Estimates section of this MD&A, management has elected to show Adjusted Revenue and Adjusted Gross Margin as additional non-GAAP financial measures. These additional non-GAAP financial measures will adjust revenue and gross margin for the change in deferred revenue during the period. We consider these additional non-GAAP measures to provide additional insights into the operational performance of the Company, and they will help to clarify trends affecting the Company’s business.

We define Adjusted Revenue as Revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as Gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income and gains or losses related to the sale of long-lived assets. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not impacted by the change in accounting estimate related to revenue recognition.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except for percentages, shares, per share amounts, units and average selling prices)

	Three months ended March 31,		Fiscal year ended March 31,
	2014	2013	2014	2013
Consolidated Statements of Operations
Revenue	$124.2	$105.2	$589.2	$589.4
Cost of sales	70.7	59.7	334.8	327.8

Gross margin	53.5	45.5	254.4	261.6
Operating expenses
Selling, marketing and administration	27.7	40.1	121.0	170.9
Research and development	11.0	11.4	41.3	48.8
Depreciation and amortization	12.9	7.2	38.7	30.7
Restructuring costs	2.9	2.4	5.9	20.8
Impairment of goodwill	—	—	—	34.2
Impairment of property and equipment	—	2.2	—	2.2
(Gain) loss on sale of long-lived assets	(4.2)	(0.5)	(4.1)	0.1

Operating income (loss)	3.2	(17.3)	51.6	(46.1)
Non-operating expenses
Interest expense	5.3	3.0	21.4	12.8
Foreign exchange loss	3.3	5.0	9.9	5.0
Other (income) loss, net	(0.3)	(0.1)	(0.7)	(0.4)

Income (loss) before income taxes	(5.1)	(25.2)	21.0	(63.5)
Income tax expense (recovery)	(1.5)	(6.5)	0.5	(9.0)

Net income (loss)	$(3.6)	$(18.7)	$20.5	$(54.5)

Earnings (loss) per share
Basic	$(0.03)	$(0.15)	$0.17	$(0.45)
Diluted	$(0.03)	$(0.15)	$0.16	$(0.45)
Weighted-average number of shares outstanding
Basic	121,164,242	120,536,947	120,997,027	120,744,832
Diluted	127,248,026	120,536,947	126,820,171	120,744,832
Period end number of shares outstanding	121,225,968	120,574,864	121,225,968	120,574,864
Selected Data
Revenue by geographic location
North America	$64.1	$67.4	$329.6	$373.1
Europe, Middle East and Africa	42.7	26.6	167.1	166.2
Rest of World	17.4	11.2	92.5	50.1

	$124.2	$105.2	$589.2	$589.4

Adjusted Revenue by geographic location
North America	$55.1	$64.6	$311.4	$372.8
Europe, Middle East and Africa	37.6	25.4	157.1	166.1
Rest of World	16.0	10.8	89.9	50.0

	$108.7	$100.8	$558.4	$588.9

Revenue change(1)	18.1%	(29.0%)	(0.0%)	(21.0%)
As a percent of revenue
Gross margin	43.1%	43.3%	43.2%	44.4%
Selling, marketing and administration	22.3%	38.1%	20.5%	29.0%
Research and development	8.9%	10.8%	7.0%	8.3%
Adjusted Revenue change(2)(3)	7.9%	(32.0%)	(5.2%)	(21.9%)
As a percent of Adjusted Revenue
Adjusted Gross Margin(4)	35.0%	40.8%	40.0%	44.3%
Selling, marketing and administration	25.5%	39.8%	21.7%	29.0%
Research and development	10.1%	11.3%	7.4%	8.3%
Adjusted EBITDA(5)	$3.2	$(8.8)	$74.5	$48.8
Adjusted EBITDA as a percent of revenue(5)(6)	2.9%	(8.7%)	13.3%	8.3%
Adjusted Net Income (Loss)(7)	$(5.8)	$(12.9)	$27.3	$12.0
Adjusted Net Income (Loss) per share(7)(8)
Basic	$(0.05)	$(0.10)	$0.23	$0.10
Diluted	$(0.05)	$(0.10)	$0.22	$0.10
Total number of interactive displays sold(9)	53,889	60,444	290,047	338,934
Average selling price of interactive displays sold(10)	$1,924	$1,360	$1,603	$1,371
Adjusted average selling price of interactive displays sold(11)	$1,659	$1,303	$1,505	$1,372

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted Revenue is a non-GAAP measure that is described and reconciled to revenue in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted Revenue change is calculated as a percentage by comparing the change in Adjusted Revenue in the period to Adjusted Revenue during the same period in the immediately preceding fiscal year.
(4)	Adjusted Gross Margin is a non-GAAP measure that is described and reconciled to gross margin in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(6)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(7)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(8)	Adjusted Net Income per share is a non-GAAP measure that is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(9)	Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, SMART Room SystemTM, LightRaise interactive projectors, SMART Podium interactive pen displays and SMART Table interactive learning centers.
(10)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.
(11)	Adjusted Average selling price of interactive displays is calculated by dividing the total Adjusted Revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended March 31,		Fiscal year ended March 31,
	2014	2013	2014	2013
Adjusted Revenue
Revenue	$124.2	$105.2	$589.2	$589.4
Deferred revenue recognized – accelerated amortization	(16.3)	—	(33.8)	—
Net change on remaining deferred revenue	0.8	(4.4)	3.0	(0.5)

Adjusted Revenue	$108.7	$100.8	$558.4	$588.9

Adjusted Gross Margin
Gross margin	$53.5	$45.5	$254.4	$261.6
Deferred revenue recognized – accelerated amortization	(16.3)	—	(33.8)	—
Net change on remaining deferred revenue	0.8	(4.4)	3.0	(0.5)

Adjusted Gross Margin	$38.0	$41.1	$223.6	$261.1

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended March 31,		Fiscal year ended March 31,
	2014	2013	2014	2013
Adjusted EBITDA
Net income (loss)	$(3.6)	$(18.7)	$20.5	$(54.5)
Income tax expense (recovery)	(1.5)	(6.5)	0.5	(9.0)
Depreciation in cost of sales	2.6	0.9	9.6	3.7
Depreciation and amortization	12.9	7.2	38.7	30.7
Interest expense	5.3	3.0	21.4	12.8
Foreign exchange loss	3.3	5.0	9.9	5.0
Change in deferred revenue(1)	(15.5)	(4.4)	(30.8)	(0.5)
Stock-based compensation	1.3	0.5	3.6	3.3
Costs of restructuring(2)	2.9	2.6	5.9	21.2
Impairment of goodwill	—	—	—	34.2
Impairment of property and equipment	—	2.2	—	2.2
Other (income) loss, net	(0.3)	(0.1)	(0.7)	(0.4)
(Gain) loss on sale of long-lived assets	(4.2)	0.5	(4.1)	0.1

Adjusted EBITDA	$3.2	$(8.8)	$74.5	$48.8

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Fiscal 2013 includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations and $0.4 million in inventory write-offs recorded in cost of sales.

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results (continued)

(millions of U.S. dollars)

	Three months ended March 31,		Fiscal year ended March 31,
	2014	2013	2014	2013
Adjusted Net Income
Net income (loss)	$(3.6)	$(18.7)	$20.5	$(54.5)
Adjustments to net income
Amortization of intangible assets	9.2	2.3	22.4	9.5
Foreign exchange loss	3.3	5.0	9.9	5.0
Change in deferred revenue(1)	(15.5)	(4.4)	(30.8)	(0.5)
Stock-based compensation	1.3	0.5	3.6	3.3
Costs of restructuring(2)	2.9	2.6	5.9	21.2
Impairment of goodwill	—	—	—	34.2
Impairment of property and equipment	—	2.2	—	2.2
(Gain) loss on sale of long-lived assets(3)	(4.2)	(0.5)	(4.1)	0.1

	(3.0)	7.7	6.9	75.0
Tax impact on adjustments(4)(5)	(0.8)	1.9	0.1	8.5

Adjustments to net income (loss), net of tax	(2.2)	5.8	6.8	66.5

Adjusted Net Income (Loss)(6)	$(5.8)	$(12.9)	$27.3	$12.0

Adjusted Net Income (Loss) per share
Earnings per share – basic	$(0.03)	$(0.15)	$0.17	$(0.45)
Adjustments to net income, net of tax, per share	(0.02)	0.05	0.06	0.55

Adjusted Net Income per share – basic	$(0.05)	$(0.10)	$0.23	$0.10

Earnings per share – diluted	$(0.03)	$(0.15)	$0.16	$(0.45)
Adjustments to net income, net of tax, per share	(0.02)	0.05	0.06	0.55

Adjusted Net Income per share – diluted	$(0.05)	$(0.10)	$0.22	$0.10

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Fiscal 2013 includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations and $0.4 million in inventory write-offs recorded in cost of sales.
(3)	In fiscal 2014, we updated our definition of Adjusted Net Income to adjust for gains or losses on sale of long-lived assets. Prior periods’ figures have been adjusted to reflect the change.
(4)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. Our new credit facility refinancing that closed on July 31, 2013 was incurred at a rate of 1.03. Prior to July 31, 2013, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(5)	Prior periods’ figures have been adjusted to reflect a change in the tax treatment of the change in deferred revenue.
(6)	Adjusted Net Income (Loss) is a non-GAAP measure and is not a substitute for the GAAP equivalent.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	March 31, 2014	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$58.1	$141.4
Trade receivables	86.8	65.1
Other current assets	9.2	11.0
Income taxes recoverable	3.0	25.7
Inventory	78.2	65.8
Deferred income taxes	27.1	16.0

	262.4	325.0
Property and equipment	73.6	100.1
Intangible assets	0.4	23.0
Deferred income taxes	6.8	22.3
Deferred financing fees	3.9	2.8
Other long-term assets	0.4	—

	$347.5	$473.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$31.1	$32.5
Accrued and other current liabilities	82.9	80.2
Deferred revenue	74.1	35.4
Current portion of capital lease obligation	1.2	—
Current portion of long-term debt	9.4	3.1

	198.7	151.2
Long-term debt	104.9	285.2
Capital lease obligation	63.0	—
Other long-term liabilities	0.2	4.5
Deferred revenue	9.7	87.1
Deferred income taxes	—	6.2

	376.5	534.2
Shareholders’ deficit
Share capital	694.0	692.3
Accumulated other comprehensive loss	(1.4)	(8.7)
Additional paid-in capital	43.7	41.2
Deficit	(765.3)	(785.8)

	(29.0)	(61.0)

	$347.5	$473.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Fiscal year ended March 31,
	2014	2013
Cash provided by (used in)
Operations
Net income (loss)	$20.5	$(54.5)
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	25.9	25.0
Amortization of intangible assets	22.5	9.6
Amortization of deferred financing fees	3.5	2.2
Non-cash interest expense on long-term debt	0.4	0.3
Non-cash restructuring costs in other long-term liabilities	(3.9)	(1.2)
Stock-based compensation expense	3.6	3.3
Unrealized loss on foreign exchange	10.6	7.1
Deferred income tax recovery	(4.6)	(7.7)
Impairment of goodwill	—	34.2
(Gain) loss on sale of long-lived assets	(4.1)	0.1
Impairment of property and equipment	—	2.2
Trade receivables	(26.4)	26.1
Other current assets	1.1	2.6
Inventory	(18.6)	43.8
Income taxes recoverable and payable	21.7	(16.2)
Accounts payable, accrued and other current liabilities	7.4	(6.5)
Deferred revenue	(29.5)	(0.1)
Other long-term assets	(0.5)	—

Cash provided by operating activities	29.6	70.3
Investing
Capital expenditures	(11.4)	(19.3)
Proceeds from sale-leaseback, net	76.3	0.1
Intangible assets	—	(0.2)
Proceeds from sale of long-lived assets	4.2	—

Cash provided by (used in) investing activities	69.1	(19.4)
Financing
Repurchase of common shares	—	(0.8)
Proceeds from issuance of debt	128.0	—
Repayment of debt	(303.1)	(3.0)
Financing fees paid	(4.8)	—
Repayment of capital lease obligation	(1.4)	—
Participant equity loan plan, net	0.6	0.5
Common shares issued	0.0	—

Cash used in financing activities	(180.7)	(3.3)
Effect of exchange rate changes on cash and cash equivalents	(1.3)	(1.7)

Net (decrease) increase in cash and cash equivalents	(83.3)	45.9
Cash and cash equivalents, beginning of period	141.4	95.5

Cash and cash equivalents, end of period	$58.1	$141.4

For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.4233

KenWetherell@smarttech.com

Media contact

Laurie Long

Public Relations Manager

SMART Technologies Inc.

+1.403.407.5085

LaurieLong@smarttech.com

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